FILED BY ENDURANCE SPECIALTY HOLDINGS LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: MONTPELIER RE HOLDINGS LTD.

COMMISSION FILE NO. 001-31468

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EDITED TRANSCRIPT

ENH - Endurance Specialty Holdings Ltd at Morgan Stanley Financials Conference

EVENT DATE/TIME: JUNE 09, 2015 / 05:50PM GMT

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JUNE 09, 2015 / 05:50PM GMT, ENH - Endurance Specialty Holdings Ltd at Morgan Stanley Financials Conference

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this transcript may include, and Endurance may make related oral, forward-looking statements which reflect our current views with respect to future events and financial performance. Such statements may include forward-looking statements both with respect to us in general and the insurance and reinsurance sectors specifically, both as to underwriting and investment matters. These statements may also include assumptions about our proposed acquisition of Montpelier (including its benefits, results, effects and timing). Statements which include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this press release for purposes of the U.S. federal securities laws or otherwise. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the Private Securities Litigation Reform Act of 1995.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or may be important factors that could cause actual results to differ materially from those indicated in the forward-looking statements. These factors include, but are not limited to, the effects of competitors’ pricing policies, greater frequency or severity of claims and loss activity, changes in market conditions in the agriculture insurance industry, termination of or changes in the terms of the U.S. multiple peril crop insurance program, a decreased demand for property and casualty insurance or reinsurance, changes in the availability, cost or quality of reinsurance or retrocessional coverage, our inability to renew business previously underwritten or acquired, our inability to maintain our applicable financial strength ratings, our inability to effectively integrate acquired operations, uncertainties in our reserving process, changes to our tax status, changes in insurance regulations, reduced acceptance of our existing or new products and services, a loss of business from and credit risk related to our broker counterparties, assessments for high risk or otherwise uninsured individuals, possible terrorism or the outbreak of war, a loss of key personnel, political conditions, changes in accounting policies, our investment performance, the valuation of our invested assets, a breach of our investment guidelines, the unavailability of capital in the future, developments in the world’s financial and capital markets and our access to such markets, government intervention in the insurance and reinsurance industry, illiquidity in the credit markets, changes in general economic conditions and other factors described in our Annual Report on Form 10-K for the year ended December 31, 2014 and in the Joint Proxy Statement/Prospectus on Form S-4 filed with the Securities and Exchange Commission (“SEC”) on May 8, 2015 (Registration Number 333-204019) (the “Joint Proxy Statement/Prospectus”).

Additionally, the proposed transaction is subject to risks and uncertainties, including: (A) that Endurance and Montpelier may be unable to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived; (B) uncertainty as to the timing of completion of the proposed transaction; (C) uncertainty as to the actual premium of the Endurance share component of the proposal that will be realized by Montpelier shareholders in connection with the transaction; (D) uncertainty as to the long-term value of Endurance ordinary shares; (E) failure to realize the anticipated benefits and synergies from the proposed transaction, including as a result of failure or delay in integrating Montpelier’s businesses into Endurance; (F) the risk that regulatory or other approvals required for the transaction are not obtained or are obtained subject to conditions that are not anticipated; (G) the inability to retain key personnel; (H) any changes in general economic and/or industry specific conditions; and (I) the outcome of any legal proceedings to the extent initiated against Endurance, Montpelier and others following the announcement of the proposed transaction, as well as Endurance and Montpelier management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Endurance’s most recent report on Form 10-K and the risk factors included in Montpelier’s most recent report on Form 10-K and other documents of Endurance and Montpelier on file with the SEC. Any forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Endurance will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Endurance or its business or operations. Except as required by law, the parties undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

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JUNE 09, 2015 / 05:50PM GMT, ENH - Endurance Specialty Holdings Ltd at Morgan Stanley Financials Conference

Additional Information about the Proposed Transaction and Where to Find It

The issuance of Endurance ordinary shares to Montpelier shareholders in the merger will be submitted to shareholders of Endurance for their consideration. The proposed merger will be submitted to shareholders of Montpelier for their consideration. This press release is not a solicitation of any vote or approval and is not a substitute for the definitive Joint Proxy Statement/Prospectus or any other documents which Endurance or Montpelier may send to their respective shareholders in connection with the proposed merger.

This press release does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a proxy statement/prospectus meeting the requirements of the Securities Act of 1933, as amended.

ENDURANCE AND MONTPELIER SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENT OR SUPPLEMENT THERETO THAT MAY BE FILED, WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Endurance at the Investor Relations contact below.

Participants in the Solicitation

Endurance and Montpelier and their directors and executive officers are deemed to be participants in any solicitation of Endurance and Montpelier shareholders in connection with the proposed merger. Information about Endurance’s directors and executive officers is available in Endurance’s Definitive Proxy Statement, dated April 9, 2015, for its 2015 Annual General Meeting of shareholders. Information about Montpelier’s directors and executive officers is available in Amendment No. 1 on Form 10-K/A filed on March 31, 2015, amending Montpelier’s Annual Report on Form 10-K, filed on February 25, 2015.

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JUNE 09, 2015 / 05:50PM GMT, ENH - Endurance Specialty Holdings Ltd at Morgan Stanley Financials Conference

CORPORATE PARTICIPANTS

Mike McGuire Endurance Specialty Holdings Ltd. – CFO

PRESENTATION

Kai Pan – Morgan Stanley

Good afternoon, it’s my pleasure to introduce our next guest Mike McGuire, CFO of Endurance Specialty. Starting in 2013 Endurance has continued its business transformation, which is growing its global footprint and in specialty lines. Recently Endurance announced its acquisition of Montpelier Re. Mike has been with Endurance for 12 years, and being the CFO for the last nine years during which the stock has done pretty well. And we also have Greg Schroeter, Senior Vice President of Investor Relations in the audience with us. I just want to remind everybody, we are going to do a fireside chat. I’ll kick off with few questions and feel free to raise your hands if you want to have any questions to ask Mike.

With that why wouldn’t we start with Montpelier. Two months ago Endurance announced the acquisition of Montpelier. We understand that the re-insurance market is under both cyclical pricing pressure, as well as the secular changes from alternative capital. So what are the strategic rationales to acquire Montpelier? It’s predominantly in reinsurance and a large cat business.

Mike McGuire – Endurance Specialty Holdings Ltd. – CFO

Good afternoon everyone. Thank you for the time and for joining us today. With respect to the question about Montpelier, what’s the strategic underpinning rationale for the transaction? There are a number of things that Montpelier provides for Endurance. We’ve been quite vocal about our desire and our need to create a company with much greater scale from a balance sheet and operating point of view and Montpelier clearly enables us to climb the league tables and in terms of our balance sheet size, and the scope and breadth of our operations.

If I look at the strategic benefits, there are several critical benefits that Montpelier provides to Endurance. One being a very attractive Lloyd’s franchise. They have a reasonably sized Lloyd’s operation that has about GBP180 million stamp capacity which is a great platform for us to leverage while Montpelier had a more mono-line focus on their business, more shorter tail, more reinsurance. With the breadth of our underwriting talent and capability, we will be able to leverage their Lloyd’s operation to a much greater degree than Montpelier could have given their much more limited operational footprint.

So there is a great strategic value in their Lloyd’s operation. We think the portfolio they have is good and when combined with our strength in underwriting talent across a much broader array of products, we can position that business for a much greater level of size and success. The other part of the business which you reference is their catastrophe reinsurance business. There is no secret that the catastrophe reinsurance markets are going through a cyclical low point and perhaps a broader permanent structural change, but the reality of the catastrophe markets are that there is still good margin in the catastrophe reinsurance products.

The excess margins aren’t there to the same degree that they were several years ago, but this is a market that in spite of capital flows that are almost unending, there is an underlying discipline in those markets that creates some sustainability. We think about growing a catastrophe portfolio by taking two very high quality underwriting portfolios, our portfolio and Montpelier’s, combining those portfolios and rationalizing those portfolios and the net result is it will have bigger and more important position in the catastrophe market and the combined portfolio albeit smaller than one plus one, will be a much better portfolio than either company had individually. Taking two great portfolios, expanding our position there, rationalizing the capital and the risk out of it to be consistent with our own go forward expectations, it’s a very good financial benefit to us and to our shareholders.

And lastly, they have an interesting capital management business or alternative capital business through a series of vehicles they branded Blue Capital and that provides us with some great options. We value their infrastructure, technology and fund products that can attract capital into the business to support the underwriting on the front end. Admittedly, now is not the greatest time to be raising significant amounts of capital to support catastrophe underwriting, but there is a great deal of leverage that can come from that structure, particularly if you think about the stress that could come into the industry after a large event. Capital will flow pretty quickly and having the infrastructure, the technology and the mechanics embedded and well tested gives us a great advantage to the extent that there is an opportunity to significantly expand the footprint on the catastrophe side and utilize outside capital to do that.

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JUNE 09, 2015 / 05:50PM GMT, ENH - Endurance Specialty Holdings Ltd at Morgan Stanley Financials Conference

As it is right now, I think it does provide some incremental earnings benefits to the combined Montpelier and Endurance. There are some fees streams that come with that as well and it’s an attractive part of the business. From a cyclical point of view, it’s not the greatest time to grow that significantly but if there is a nice option there, it gives us great scalability in the right market condition. When we put all these things together, you have a transaction that meaningfully expands our operational footprint in terms of our distribution capabilities, it clearly grows the size of our balance sheet and makes us much more relevant for our key clients and distribution partners and the numbers work. The earnings accretion that we expect, the return on equity accretion we expect and the expense savings that we expect to get out of Montpelier drive significant value to our shareholders.

And the balance sheet that we’re acquiring with Montpelier is a very clean one. We had the opportunity to do substantial due diligence on Montpelier and what we found was the balance sheet that was quite clean, quite straightforward from a reserving point of view, very consistent with their own reserving philosophy, biased towards being quite prudent and one that we feel is very well protected from any adverse scenario.

Kai Pan – Morgan Stanley

That’s great. How has the progress to close the transaction been and how about integration planning, and do you see a potential upside to the $60 million cost synergies?

Mike McGuire – Endurance Specialty Holdings Ltd. – CFO

We have made excellent progress and planning for the acquisition of Montpelier. We announced the transaction just two months ago on March 31, and we’ve already secured approval from the Bermuda Monetary Authority, our core regulator. We’ve received the clearance from Hart-Scott-Rodino approvals. We have made our application for a change of control to the FCA, PRA, and Lloyd’s in the UK and we have filed a joint proxy statement with Montpelier to our shareholders and we’ve established a vote-date of June 30, for the vote of the transaction. So far, we’re ahead of schedule.

At this point, the only remaining hurdle really is the UK regulatory approvals and those applications have been made and the applications have been deemed complete, and we will see what kind of comments or interaction there is to get those things approved. We are increasingly confident that we’ll be able to close this early in the third quarter, and hopefully, early in July. It would be great if we could clear those regulatory hurdles prior to the shareholder vote on June 30, but we are in the hands of the regulators in terms of how quickly they can approve that. So far though, the dialog has been extremely productive and we have existing relationships with the PRA as we have a London market company, and we have a lot of history in our company with Lloyd’s as well. So we’re optimistic that we’ll be able to secure those regulatory approvals in short order and be in position in early July to close the transaction.

Kai Pan – Morgan Stanley

In terms of synergy?

Mike McGuire – Endurance Specialty Holdings Ltd. – CFO

In terms of synergy, as we said on March 31, we expect to achieve $60 million plus of expense savings. We’ve undertaken a significant amount of integration planning so far, and everything that we found has certainly supported and justified that expense savings initiative. And I’m optimistic that we’ll be able to exceed that $60 million of expense savings when the dust settles. We will be in a position, if we close in early July, on our second quarter earnings call to provide some pretty clear progress markers about how we’ve done in integrating the transaction and the decisions we will have already made to drive the expense synergies through the business. I’m quite confident that we’ll be able to deliver on that in very short order once we close the transaction.

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JUNE 09, 2015 / 05:50PM GMT, ENH - Endurance Specialty Holdings Ltd at Morgan Stanley Financials Conference

Kai Pan – Morgan Stanley

Post the transaction, the organization looks balanced between primary insurance and reinsurance business. So do you see the growth in the primary insurance-based business either organically or through acquisitions?

Mike McGuire – Endurance Specialty Holdings Ltd. – CFO

The balance of our business is skewed towards insurance and the acquisition of Montpelier really doesn’t change that skewing. They have a little bit heavier weighting towards reinsurance, which is a business that we’re probably not likely to grow at the same level of our insurance businesses. So the growth aspirations that we have as a company are clearly driven by our US and expanding international insurance operation. As I think about post-closing and further growing that business, I talked earlier about our ability to leverage the Lloyd’s platform which is a key insurance avenue for us. Also, we look to continue expanding our organic growth plans that we’ve been achieving over the last several years and that has skewed us in more insurance than reinsurance. I’d expect that skew to continue given the current market conditions.

We maintain great scalability and flexibility in our reinsurance operations but we’re quite cautious about the market conditions, and I think there are better opportunities to grow on the insurance side.

Kai Pan – Morgan Stanley

On the reinsurance side, how were the June 1st renewals in Florida? Do you see any stabilization in term of property cat reinsurance pricing?

Mike McGuire – Endurance Specialty Holdings Ltd. – CFO

I think there are some glimmers of hope that came out of the mid-year renewals. We started the year with both an expectation and hope that the rate declines at mid-year renewals would be limited to single digit rate declines, which is essentially how it played out. You can see the prices that the brokers stated came out in Florida cat renewals at June 1st were down in the 5% to 7.5% range and that’s consistent with our experience.

I think there are some signs in the market that some of the pricing reductions were overdone. Several programs had to be reissued in terms of firm order terms being placed into the market. They had to be pulled back and re-priced back upwards as they didn’t achieve expected price declines and they had to go back to the market with a more modest level of price decline. That is a nice sign that there is some discipline and some floor being reached in the market. It’s not to say that I’m extremely bullish on where rates go from here, but we’re starting to bounce pretty close to the bottom of the catastrophe reinsurance markets.

If this is the bottom, I think that’s still a pretty reasonable place for catastrophe reinsurance to return modest double-digit returns on equity. I think it should be higher given the volatility potential but given the global investment environment to see that kind of return characteristics from catastrophe risk, that’s a pretty good landing spot and one that we feel comfortable operating with. Clearly, we would like excess returns over and above that, but where it’s landing at, we feel pretty comfortable that we’ll be able to compete effectively in that market and still build a portfolio of attractively priced catastrophe risk albeit we’re reducing exposures on a net basis just because we don’t want to be over-exposed at the time when the excess premium isn’t there.

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JUNE 09, 2015 / 05:50PM GMT, ENH - Endurance Specialty Holdings Ltd at Morgan Stanley Financials Conference

Kai Pan – Morgan Stanley

Let’s move on to your core business, since Mr. Charman joined Endurance about two years ago, the organization made significant changes in terms of reducing corporate expense while hiring underwriting teams. Are you done with the transformation? And how would investors see the benefits from the changes you already made in the past few years?

Mike McGuire – Endurance Specialty Holdings Ltd. – CFO

I’d say the heavy lifting of the transformation is largely complete. When John Charman joined us a little over two years ago, it was pretty clear to our Board and to John that we needed to significantly transform the Company to prepare ourselves for the environment which has now unfolded in the industry. We fortunately had a head start to think about how we needed to structure ourselves to compete in a more challenging market with an increasing velocity of capital flows. The activities that we undertook in 2013 were about getting the right leadership structure in place and reducing corporate expenses that we can reinvest in the underwriting capabilities of the company. It was pretty clear to us at that point that we had an operation that had a very broad scope and span but we didn’t have the right level of underwriting talent in the organization so that is where we needed to significantly invest.

At the same time, we also had an expense structure that was above average in terms of the expense rate. We knew that although we had to invest, we also had to find ways to free up investment capital. We went through a pretty significant restructuring after John joined us to reduce corporate and bureaucracy-like expenses and those expense savings were immediately reinvested in bringing underwriting talent into the company. That has played out for the last two years and we’ve significantly expanded the underwriting talent in the Company. We’ve also expanded our product capabilities and our geographic presence. We’ve opened up a London based insurance operation and we had nothing in London before other than a Company and infrastructure, and a very small reinsurance operation, but we have the paper and the capacity, and the legal infrastructure to be a broad insurance company.

So now having the talent on board and having invested in the build out of our underwriting footprint, we’re now starting to see the benefits of that play through into our financial results. You can see it in our gross written premium levels. Over the last year, we’ve reported a pretty significant uptick in premium growth in our insurance business and even in some elements of our reinsurance business and they’re tied specifically to the investments that we’ve made in underwriting talent. We’ve hired what we feel are best in class underwriters and leaders in the business, and they are attracting market share to us. So we’re having great success in attracting business, but also attracting high quality talent and we’re starting to see that earn through our income statement. The gross written premium levels are clearly there in our insurance business. The net earned premiums take a little bit longer to earn through because we bought a lot more reinsurance for our growing insurance portfolios, but we’re now starting to see the increasing benefit of the override commissions that we’ve received from reinsurers that is offsetting our expenses and we’re seeing some good expense savings now running through the financial statements.

So, as this year plays out and as we get into next year with a stable level of reinsurance purchasing, the true underlying growth rate should really emerge in the financial results of the company. The scalability of our organization is increasingly visible as the expense efficiencies create an improvement in our combined ratios. We feel very good about the trajectory of our business, particularly when you layer on what we think we can do with Montpelier. We have an enormous amount of potential in front of us and it’s all about execution at this point in time. We’ve got the people, we’ve got the products, we in the right geographies and we’re getting the business coming in the door and we’re making the right risk selection decisions.

So that will translate itself into net income results for us as a company. We saw it in the first quarter results: we saw it in our expense ratio declining, our dollar level of expenses declining, our gross written premium levels improving, and a reasonably stable picture on loss ratios. That’s given us great momentum and we think that will carry us through this year and into next year as well. So we feel very good about the position of the company, even in the face of a macro environment that is reasonably competitive. You’re not making much on the asset side of the balance sheet and on the liability side the competitive pressures are obvious, but with the right risk selection, with the right underwriting talent, and the right discipline and particularly given where we started from as a company that really lacked any insurance operation, we’ve made great strides and we think we’ll continue to do that over the next two years.

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JUNE 09, 2015 / 05:50PM GMT, ENH - Endurance Specialty Holdings Ltd at Morgan Stanley Financials Conference

Kai Pan – Morgan Stanley

On the pricing side, we have seen some P&C insurance pricing that has been decelerating. Do you expect improvement in the G&A expense ratio going forward will be fully offset by any potential deterioration in the loss and acquisition ratios?

Mike McGuire – Endurance Specialty Holdings Ltd. – CFO

We think there is a few factors that will help offset some of that pricing pressure. Where we’re targeting growth on the insurance side, the rating environment is much more stable than reinsurance and we think with higher quality risk selection, which clearly impacts the loss ratio, coupled with the drive for much greater operating expense efficiency, that should provide a greater offset to any potential deterioration that we would see in the loss ratios from the pricing environment.

Kai Pan – Morgan Stanley

Could you talk a little bit about your specialty and professional casualty insurance book and where do you find attractive growth opportunities and which areas you’re actually pulling back in?

Mike McGuire – Endurance Specialty Holdings Ltd. – CFO

On the insurance side, we have a relatively unique benefit of where we started from our insurance business if you look back to 2012-2013, we had $1.4 billion of premium, and almost $900 million that was in our crop insurance business. If you take that out, that really didn’t leave much of insurance business. And so it’s less about pulling back and more about we started from almost nothing in our specialty insurance portfolio outside of our crop insurance business. And so the areas that we’ve been investing and expanding in the two markets in particular, the US and London insurance market has been a main focus area for us and that is an area where we’ve added professional liability across multiple classes within professional liability, also E&O, D&O, employment practices, broad suite of liability products, primary and excess casualty exposures, general liability both large and small account. We’ve also launched a binding authority operation that focuses on a very small account commercial liability business. We’re looking to expand the numbers of products distributed through that channel and this is one of the areas we’re seeing price increases as opposed to decreases.

In our international operation we are starting from zero in insurance. So we wrote about $120 million of premium in our London insurance operation last year and we’ll exceed that this year and into next year. From a product perspective we offer professional lines, some marine and energy exposure, and professional and a little bit of property as well. So those are the three core areas of product expansion in the UK, where we’ve been more cautious in terms of growing our insurance business. We haven’t grown our property insurance businesses as strongly while we’re still growing but given the market conditions, we’re being much more selective in terms of the risk and the exposure we’re taking on.

In some areas of the liability market, we have reduced exposures in the casualty insurance markets as we’ve moved away from some of the New York Labor law, exposed general liability coverage, but those are some of the areas that we had pulled back from over the last two years. So it’s not all about just growing the business, we are at our heart an underwriting organization, and the top line will be what it will be based on the underwriting decisions that our units make, but everybody’s incentivized based upon their underwriting profitability and performance. They’re not expressly targeting topline growth without a bottom line imperative.

Kai Pan – Morgan Stanley

Crop insurance differentiates Endurance but the business had been challenging in recent years given the declining commodity pricing as well as some unfavorable weather. What do you expect longer term in term of combined ratio or return ROE for this line of business? I noticed that you purchased more reinsurance coverage for the crop book. So how do you balance the underwriting profits as well as some earnings volatility?

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JUNE 09, 2015 / 05:50PM GMT, ENH - Endurance Specialty Holdings Ltd at Morgan Stanley Financials Conference

Mike McGuire – Endurance Specialty Holdings Ltd. – CFO

The key thing that we have faced going back two to three years ago was that we have a great crop insurance business. We’re the fifth largest, almost fourth largest depending on how you cut the numbers of crop insurers in the United States, and that’s federally sponsored crop insurance. The challenge that we had was that it was such a dominant part of our company and particularly within our insurance business that when people thought about Endurance insurance, they focused on crop insurance and the rest of it didn’t matter. What we’ve been trying to achieve is a much better balance across our insurance portfolio. This year we have a much better balance and I’d say over the next several years, the growth rate of our non-crop business should exceed crop growth and so we’ll have a much better balanced portfolio.

But you’re right to point out the fact that the crop insurance business for us is a key differentiator. Although it’s been challenged by weather and commodity prices, I think it’s put a spotlight on those businesses that manage risk well and those that don’t. We think we have a pretty good track record in that business and on a run rate basis, I’d expect that business to generate combined ratios in the mid-to-low 90s and it doesn’t consume a lot of capital. If you use a premium to surplus of two to three times premium to surplus, which I think is a pretty conservative view of the capital consumption. If you achieve 6 or 7 point margin on that you’re easily into high-teens return on equity for that portfolio. We’ve done a lot to further risk manage that portfolio and reduced the volatility, one that’s now a smaller part of our overall portfolio.

But we’ve also purchased a couple of different types of reinsurance against our crop insurance portfolio that further reduces the earnings volatility of that business. We have a stop loss on the federally sponsored part of that program and we also have on a proportional basis ceded the non-federally sponsored or what’s referred to as the crop hail part of that portfolio. We ceded that almost in its entirety on a proportional basis to the reinsurance market, as that was a significant source of negative volatility over the last several years. Although we did implement underwriting changes in that part of the portfolio, we’ve also basically off-loaded the entirety of that portfolio to the reinsurance market.

From an earnings perspective, I think it should be much more stable going forward. Weather conditions are quite good. Within Texas we went from drought-to-flood and we have a decent concentration in Texas. Over the last several years, we’ve suffered from severe drought in Texas and I’d much rather see the current conditions where there’s too much water than not enough water. One of our crop insurance colleagues once said that rain makes grain. So we’re quite happy to see that there is more moisture and not less. Right now we’re feeling pretty good about how the year is starting out for crop conditions and so far it looks like a good start to the year.

Kai Pan – Morgan Stanley

Switching to the capital management side, you indicated that the Montpelier acquisition could potentially generate $300 million to $500 million of additional access to capital by year-end 2016. So what’s your excess capital position pro forma post acquisition and what’s your capital management priorities?

Mike McGuire – Endurance Specialty Holdings Ltd. – CFO

I won’t give specific numbers in terms of the level of excess capital because that depends on how you define it and it could be many different things, but we clearly have the capacity in our balance sheet both currently and then pro forma for the acquisition. You mentioned the $300 million to $500 million of additional capital that the acquisition creates. How we prioritize our deployment of capital is first and foremost reinvesting in the business to drive profitability and return for our shareholders. Based on the underwriting investments that we’ve made and the talent that we brought into the organization, we’re very confident that we’ll be able to find very good high quality opportunities to grow the business. That is our clear priority for us in terms of capital deployment.

We will also look at ways inorganically to grow the business. If there is an acquisition that either on a bolt-on basis or perhaps even a transformative basis that significantly advances the strategy and drives significant improvement to the earnings profile of the company for the shareholders, we would pursue that, but the numbers have to work. One thing that people should take out of our experience last year with Aspen was that there was a point to which we weren’t going to go past, that we weren’t going to throw unreasonable money to acquire a company at the expense of our shareholder base. We are very focused on making sure that an acquisition would advance our strategy, but also that the amount of premium that we would have to pay in a transaction is justified by the earnings accretion and the ROE accretion that we’d expect to get and that any dilution needs to be paid back in a short period of time or within a three-year period.

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JUNE 09, 2015 / 05:50PM GMT, ENH - Endurance Specialty Holdings Ltd at Morgan Stanley Financials Conference

Kai Pan – Morgan Stanley

Lastly, what do you think about the rising interest rates and what that is the potential impact of rates rising for the first time in nine years?

Mike McGuire – Endurance Specialty Holdings Ltd. – CFO

I can’t wait to see it. The biggest negative the industry has faced in terms of valuation over the last five years is the decline in embedded book yields and investment portfolios. There will be a hit that the industry takes in terms of the mark to market, but if you look at how we and others in our industry drive their earnings, $1 of underwriting income is usually matched by $2 to $3 of investment earnings. And what’s happened is that those investment earnings has been so significantly compressed, if you thinking about the leverage in our balance sheet, for every dollar of equity, we have $2 to $3 of investable assets. And if you take 200 basis points off of that expected return, that’s 500 plus basis point change in the return on equity potential of the company. Higher interest rates, you have the opposite positive effect where you have a much more sustainable increase to return characteristics. So I’d be very happy to see increases in rates. Our portfolio is positioned in a way that enables us to respond quickly and take advantage of it, but it remains to be seen when and how much those rate changes happen.

Kai Pan – Morgan Stanley

With that, I’m afraid we’re running out of time. Thank you so much, Mike, for joining us.

Mike McGuire – Endurance Specialty Holdings Ltd. – CFO

Thank you for your time.

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